VibeTech Enterprises LLC is a 94.4% owned entity by VibeTech Inc (Parent Co.), as of September 30, 2020.

VibeTech Inc. has only one owner over 20%, who is the CEO and Founder, Jeffrey M. Leismer, with an ownership stake of 62.8%. Therefore, effectively, Mr. Leismer has a beneficial ownership of 59.3% of VibeTech Enterprises LLC.

VibeTech Inc. is the sole Manager of VibeTech Enterprises LLC; therefore the Board of Directors of VibeTech Inc are listed as the Board of VibeTech Enterprises LLC.